June 28, 2013
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Stephen G. Krikorian

Re:    Aspect Software Group Holdings Ltd.
Form 10-K for Fiscal year Ended December 31, 2012
Filed February 22, 2013
File No. 33-170936-05
Ladies and Gentlemen,
Aspect Software Group Holdings Ltd. (“Aspect” or the “Company”), submits this letter in response to the comments regarding the above referenced filing contained in a letter dated June 14, 2013 from Stephen G. Krikorian of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Robert J. Krakauer, Chief Financial Officer of Aspect. Our response is set forth below and is keyed to the numbering of the comment and heading used in the Staff's letter. For your reference, your comment is reproduced in italics and our response is set forth below such comment in standard type.
Form 10-K for Fiscal Year Ended December 31, 2012
Note 9 - Goodwill and Other Long-Lived Assets Including Acquired Intangibles, page 52
Staff's Comment:

1.
We are considering your response to prior comment 2. We note from your response that you considered the guidance in ASC 350-20-35-8A in determining whether it was necessary to perform Step 2 of the impairment analysis. Ensure that your disclosures are consistent with your impairment assessment. In addition, tell us the percentage by which the fair value of your single reporting unit exceeded the carrying value at the time of your last assessment in October 2012. Disclose and discuss this percentage in future filings. In this regard, clearly discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g.,the valuation model assumes recovery from a business downturn within a defined period of time) and a description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

Company Response:
At the time of the Company's last assessment (October 2012), the Company's single reporting unit's enterprise fair value exceeded the carrying value of its total assets by approximately 24 percent. The fair value of the Company's equity exceeded its carrying value by approximately $225 million (not provided as a percent since the Company's equity carrying value was in a debit position). In future filings the Company will disclose and discuss the percentage by which its single reporting unit's fair value exceeds its carrying value. In addition, the Company will ensure that its disclosures are consistent with its impairment assessment and clearly discuss key assumptions used in the valuation as well as any related uncertainties and limitations. More specifically, the Company will expand its disclosure to include the information below.
The Company estimates the fair value of its single reporting unit using both an income approach and a market approach, ultimately placing 100% weighting on the income approach as it believes that it is the most reliable valuation indicator for its business. The discounted cash flow model used in the Company's income approach relies on assumptions regarding revenue growth rates, gross margin, projected working capital needs, selling, general and administrative expenses, research and development expenses, capital expenditures, income tax rates, discount rates and exit multiples. To estimate fair value, the Company discounts the expected cash flows of its single reporting unit. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, the Company uses a terminal value approach. Under this approach, the Company uses the estimated cash flows in the final year of its model and applies an exit multiple assumption. The Company incorporates the present value of the resulting terminal value into its estimate of fair value. The Company forecasted cash flows for its single reporting unit and took into consideration current economic conditions and trends, estimated future operating results, the Company's view of growth rates and anticipated future economic conditions. Revenue growth rates inherent in this forecast are based on input from internal and external market intelligence research sources that compare factors such as growth in global economies, regional trends in the industry and product evolution from a technological segment basis. Macro-economic factors such as changes in economies, product evolutions, industry consolidations and other changes beyond the Company's control could have a positive or negative impact on achieving its targets. The Company forecasted a return to revenue growth in 2013 in its discounted cash flow model. If actual results differ materially and adversely from the forecast used in the valuation, the Company's determination of fair value and conclusions on goodwill impairment could be negatively affected. More specifically, the following factors could have a negative impact on the Company's estimated fair value; the Company is not successful in migrating its Automatic Call Distributor customers to Unified IP, the Company is not successful against competitors in attaining its targeted new customers, maintenance retention rates deteriorate, research and development investments do not materialize, amongst a more comprehensive list of risks and uncertainties which are discussed further in Item 1A. Risk Factors.
At October 1, 2012, the Company performed step one of its annual goodwill impairment test and determined that the book value of the Company's single reporting unit did not exceed its estimated fair value. Since the Company has a negative carrying value for its equity, the Company considered the guidance in ASC 350-20-35-8A in determining whether it was necessary to perform step 2 of the impairment analysis. The Company weighed potential indicators of impairment that had been identified during 2012, and ultimately placed higher weighting on the level of recoverability identified in the Company's most recent enterprise valuation, approximately 24% excess, as well as Company specific positive qualitative factors and concluded that it was not more likely than not that goodwill was impaired as of October 1, 2012. Application of the goodwill impairment analysis requires significant judgment.
Note 12 - Debt, page 55
Staff's Comment:

2.
We note that your response to prior comment 3. Tell us how you included the $50.0 million principal payment the company made as part of the amendment on November 14, 2012. Describe the method utilized to reflect this change in principal in the 10 percent test.

Company Response:
In accordance with ASC 470-50-40-12(a), the Company included the $50.0 million principal payment as a cash outflow on November 14, 2012 when calculating the present value of cash flows under the terms of the new debt instrument. The present value of cash flows under the terms of the new debt instrument, including the $50.0 million principal payment, amendment fees and the increased interest rate, were approximately 3% different from the present value of the remaining cash flows under the terms of the original debt instrument. The Company also calculated the net present value cash flow change assuming exercise of the put feature on the original debt facility and the amended debt facility in accordance with ASC 470-50-40-12C, which amounted to less than 1%. Since the calculated net present value cash flow change on the original debt facility and amended debt facility assuming both an exercise of the put and no exercise of the put were well beneath the 10% threshold, the loans were not deemed to be substantially different, which qualified the amended debt facility for treatment as a debt modification.
In responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (602) 282-1501.

Sincerely,
ASPECT SOFTWARE GROUP HOLDINGS LTD
/s/ ROBERT J. KRAKAUER
Executive Vice President and Chief Financial Officer